Exhibit 99.5

Form 51-102F3
Material Change Report

1.             Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.             Date of Material Change

January 27, 2010

3.             News Release

January 27, 2010 via Marketwire.

4.             Summary of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) reported that Compo Investment Partners LP ("Compo") of New York has opened an institutional FOREX Trading account to be managed by the Company's wholly owned subsidiary, Titan Holdings USA LLC ("THU").

5.             Full Description of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) reported that Compo Investment Partners LP ("Compo") of New York has opened an institutional FOREX Trading account to be managed by the Company's wholly owned subsidiary, Titan Holdings USA LLC ("THU"). The account has been placed under the investment control of Titan's Currency trading team, using Titan's Trading Technology. Under the terms of the forex trading agreement, THU and Compo will equally share the account's profits.

6.             Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.             Omitted Information

N/A

8.             Executive Officer

Ken W. Powell, CEO and Director
Telephone:  780-438-1239

9.             Date of Report

January 27, 2010